
August 17, 2018

Meenal Sethna
Chief Financial Officer
Littelfuse, Inc.
8755 West Higgins Road, Suite 500
Chicago, IL 60631

      Re: Littelfuse, Inc.
          Form 10-K for the Fiscal Year Ended December 30, 2017
          Filed February 23, 2018
          File No. 000-20388

Dear Ms. Sethna:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Electronics and Machinery